NEWTEK BUSINESS SERVICES CORP.

212 West 35th Street, 2nd Floor

New York, NY 10001

(212) 356-9500

August 19, 2015

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Mary A. Cole, Esq.

Re:	Newtek Business Services Corp.

Registration Statement on Form N-2 (File No. 333-204915)

Dear Ms. Cole:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Newtek Business Services Corp. respectfully requests acceleration of effectiveness of the above-captioned registration statement, including all amendments thereto, to 4:00 p.m., Eastern Time, on August 19, 2015 or as soon thereafter as possible.

NEWTEK BUSINESS SERVICES CORP.

By:  /s/ Michael A. Schwartz __

Michael A. Schwartz

Chief Legal Officer and Secretary